SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        In a report on Form 6-K filed on January 14, 2004, Elbit Vision Systems Ltd. (the “Registrant”) announced the calling of an Extraordinary General Meeting of its Shareholders to be held on February 23, 2004. This report updatesthe report of January 14, 2004.

        The Registrant announces that it will hold the Extraordinary General Meeting of Shareholders on March 16, 2004 at 11:00 a.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel. In connection with the meeting, on or about February 9, 2004, the Registrant mailed to shareholders a Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Extraordinary General Meeting Proxy Statement and Proxy Card.

Exhibit 1

Elbit Vision Systems Ltd.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 16, 2004

        Notice is hereby given that an Extraordinary General Meeting of the Shareholders of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv on Tuesday March 16, at 11:00 A.M. (Israel time) for the following purposes:

1.     To approve an increase in the number of the Company’s authorized ordinary shares to 40,000,000 and authorized share capital to NIS 40,000,000 and to amend the Company’s Articles of Association to reflect such increase.

2.     To elect Mr. Zahi Dekel as an External Director to the Board of Directors for a term of three years.

3.     To approve the terms of compensation of the Company’s chairman of the board of directors, Mr. Nir Alon.

4.     To approve the grant of a two-year warrant to Mr. Nir Alon to purchase 588,235 ordinary shares of the Company for an exercise price of $0.85 per share.

        Shareholders of record at the close of business on February 6, 2004, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, Elbit Vision Systems Limited Yaky Yanay —————————————— Yaky Yanay Secretary

Date: February 2, 2004

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 16, 2004

        The enclosed proxy is being solicited by our board of directors for use at our extraordinary general meeting of shareholders to be held on March 16, 2004, or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the meeting is established as of the close of business on February 6, 2004. On that date, we had outstanding and entitled to vote 15,293,528 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about February 9, 2004. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., New Industrial Park, Bldg 7, P.O. Box 140, Yokneam, 20692, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 51% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week, to March 23, 2004 at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposal 1, to be presented at the meeting, requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least three-fourths of the votes actually cast with respect to such proposal.

        Proposal 2, to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) does not exceed 1% of all the voting power in the Company.

        Proposals 3 and 4, to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of those shareholders who do not have a “Personal Interest” who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by those shareholders who do not have a “Personal Interest” does not exceed 1% of all the voting power in our company.

        A “Personal Interest” of a shareholder in the approval of Proposals 3 and 4, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of February 1, 2004, the number of our ordinary shares owned by (i) all shareholders known to us to own more than 5% of our ordinary shares and (ii) all directors and officers as a group:

Identity of Person or Group	Amount Owned	Percent of Class

Altro Warenhandelsgesmbh
(1)(2)(3)(4)	3,500,000	22.89%

Elbit Ltd.
Advanced Technology Center
P.O. Box 539	2,647,643	17.31%
Haifa, Israel

All directors and officers as a group(5)-	6,363,396	41.61%

(1)	All 3,500,000 shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro in the sum of $1,500,000.

(2)	On August 16, 2002, Mr. Nir Alon, the chairman of our board of directors, transferred all of his shares in our company to Altro, an Austrian company, wholly owned by Mr. Nir Alon and a company controlled by him.

(3)	Includes 75,000 ordinary shares which are subject to an option to purchase shares granted on March 29, 2001, by Mr. Alon to Mr. Yossi Barath, one of our founders and a serving director on our board of directors. The price of the options is $1.00 per share.

(4)	Pursuant to the approval of a plan of arrangement by the Haifa District Court in November 2003 (which was previously approved by our shareholders in October 2003), Altro has agreed to purchase and additional 2,000,000 of our ordinary shares at an aggregate purchase price of $700,000. Payment of the purchase price is in installments and will be completed by no later than November 2004.

(5)	Following a merger in May 2002, Elbit Ltd. became a wholly owned subsidiary of Elron Electronic Industries Ltd. Benny Yehezkiel is one of our directors and an officer of Elron and therefore he may be deemed to beneficially own our ordinary shares held by Elbit. Benny Yehezkiel disclaims any beneficial interest in our ordinary shares held by Elbit.

PROPOSAL 1

INCREASE IN AUTHORIZED SHARE CAPITAL

        For the purpose of reserving sufficient quantities of shares to permit the issuance of shares in connection with the raising of future capital and for the exercise of currently outstanding warrants and options, our management desires to increase our authorized share capital from 20,000,000 shares NIS 1.00 per share to 40,000,000, NIS 1.00 per share.

        Our board of directors will present the following resolution at the Meeting:

“RESOLVED that the increase in the number of the Company’s authorized ordinary shares to 40,000,000 and authorized share capital to NIS 40,000,000 and the amendment of the Company’s Articles of Association to reflect such increase, is hereby approved.”

        Since Proposal 1 requires the amendment of our Articles of Association, the affirmative vote of the holders of three-fourths of the voting power of our ordinary shares represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 1 approving an increase in our authorized share capital.

Our board of directors recommends a vote FOR approval of the increase in the authorized share capital of the Company

PROPOSAL 2

TO APPOINT MR. ZAHI DEKEL AS EXTERNAL DIRECTOR TO THE BOARD OF
DIRECTORS OF THE COMPANY FOR THE THREE YEAR PERIOD
COMMENCING FROM THE DATE OF APPOINTMENT

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control of the company; and

•	service as an office holder.

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

        The initial term of an external director is three years and may be extended for an additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s Board of Directors must include at least one external director and all external directors must be members of the Company’s audit committee.

    Mr. Meir Amit was appointed in September 2002 to our board as an external director under the provisions of the Companies Law 1999, for a three-year, non-renewable term. Mr. Amit, resigned in December 2003 and consequently, our board of directors has nominated Mr. Zahi Dekel for election as external director to serve for a period of three years and until his successor is duly elected and shall qualify. Certain information concerning Mr. Zahi Dekel appears below.

Nominee	Age	Principal Occupation
Zahi Dekel	41	From 1995-2003 Mr. Dekel worked at Bank Hapoalim Ltd., where he held several posts, including most recently the manager of the Migdal Ha'emek branch. From 1987 Mr. Dekel was the principal of the Na'aleh boarding school for children who had emigrated from the former Soviet Union to
 Israel, without their parents. Mr. Dekel currently serves on the regional council of Yokneam. Mr. Dekel holds a BA in Business Administration and
 Economics, and an MA in Education and International Relations, both from the Hebrew University, Jerusalem.

        Approval of this proposal by the shareholders requires approval by: (i) the majority of votes cast at the meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of votes cast on the proposal at the meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in our company.

        Our board of directors will present the following resolution at the meeting:

“RESOLVED, that Mr. Zahi Dekel is hereby elected to serve as our outside director for a three year term and until his respective successor is duly elected and shall qualify.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the election of Mr. Zahi Dekel. If the above nominee is unable to serve, the person named in the proxy shall vote our ordinary shares for the election of such other nominee as our board of directors may propose.

        Our board of directors recommends a vote FOR approval of the appointment of Mr. Zahi Dekel an external director.

PROPOSAL 3

PROPOSAL TO APPROVE THE TERMS OF COMPENSATION THE CHAIRMAN
OF THE COMPANY'S BOARD OF DIRECTORS, MR. NIR ALON

        Pursuant to the Israel Companies Law 5759-1999 (the “Law”), the terms of compensation of members of a Board of Directors requires approval of the Audit Committee, the Board of Directors and the shareholders of a company. Our audit committee and our board of directors recommends that Mr. Nir Alon, chairman of our board of directors be paid compensation of $3,000 per month in consideration for his services as chairman of our board of directors of our company, payable retroactively from July 1, 2003 and continuing thereafter, until otherwise resolved by our board of directors or shareholders, as applicable.

        In compliance with the Law, our board of directors will present the following resolution at the meeting:

        RESOLVED, to approve the payment of compensation of $3,000 per month in consideration for his services as chairman of our board of directors, payable retroactively from July 1, 2003 and continuing thereafter until otherwise resolved by our board of directors or shareholders, as applicable.

        Since Altro Warenhandelsgesmbh, our controlling shareholder is a company controlled by Mr. Nir Alon, Mr Alon is deemed to be a controlling shareholder as defined in the Israel Companies Law. As such, the approval of compensation to Mr. Alon constitutes a transaction with a controlling shareholder pursuant to the Israel Companies Law, and conseqently the proposal must be approved by:

•	the majority of the votes cast at the meeting including at least one-third of the voting power of our shareholders who do not have a “Personal Interst” who are present in person or by proxy and vote on the proposal, or

•	the majority of the votes cast on the proposal at the meeting, provided that the total votes cast in opposition to the proposal by our shareholders who do not have a “Personal Interest” does not exceed 1% of all the voting power in our company.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he or she has a Personal Interest with respect to this Proposal 3, his or her vote with respect to this Proposal 3 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 4

PROPOSAL TO APPROVE THE GRANT OF A TWO-YEAR WARRANT TO MR. NIR ALON FOR THE PURCHASE OF 588,235 ORDINARYSHARES AT A PRICE OF $0.85 PER SHARE

        Pursuant to the Israel Companies Law 5759-1999 (the “Law”), a transaction with a controlling shareholder or with an entity with which a controlling shareholder has an interest, requires approval of the Audit Committee, the Board of Directors and shareholders of a company.

In consideration for his provision of a personal guarantee to our bank, for the full amount of a $1,000,000 credit line extended to us by the bank, our audit committee and board of directors have agreed, subject to the approval of our shareholders, to grant Mr Nir Alon (who controls Altro Warenhandelsgesmbh, our controlling shareholder), a two-year warrant to purchase 588,235 of our ordinary shares at an exercise price of $0.85 per share,

        In compliance with the Law, our board of directors will present the following resolution at the meeting:

        RESOLVED, to grant Mr. Nir Alon a two-year warrant for the purchase of 588,235 of our ordinary shares at an exercise price of $0.85 per share.

        Since Altro Warenhandelsgesmbh, our controlling shareholder is a company controlled by Mr. Nir Alon, Mr Alon is deemed to be a controlling shareholder as defined in the Israel Companies Law. As such, the approval of compensation to Mr. Alon constitutes a transaction with a controlling shareholder pursuant to the Israel Companies Law, and conseqently the proposal must be approved by:

•	the majority of the votes cast at the meeting including at least one-third of the voting power of our shareholders who do not have a “Personal Interst” who are present in person or by proxy and vote on the proposal, or

•	the majority of the votes cast on the proposal at the meeting, provided that the total votes cast in opposition to the proposal by our shareholders who do not have a “Personal Interest” does not exceed 1% of all the voting power in our company.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he or she has a Personal Interest with respect to this Proposal 4, his or her vote with respect to this Proposal 4 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

By Order of the Board of Directors —————————————— Date: February 2, 2004

Exhibit 2

ELBIT VISION SYSTEMS LTD.
Please date, sign and mail or fax your proxy card to:
Corporate Secretary
Elbit Vision Systems Ltd.
New Industrial Park Bldg 7
Yokneam, Israel
Fax No: (04) 993-6450

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒			FOR	AGAINST	ABSTAIN
1.	TO APPROVE the increase in the number of the
Company’s authorized shares to 40,000,000 and
authorized share capital to NIS 40,000,000 and to
amend the Company’s Articles of Association to
reflect such issue.
			☐	☐	☐
	2.	TO APPROVE the appointment of Mr. Zahi Dekel as an External Director to the Board of Directors for a term of three years.	☐	☐	☐
3A	VOTE HERE if you do not have a Personal Interest
(as defined in the proxy statement) in Proposal
3 TO APPROVE the terms of compensation of the
Company’s chairman of the Board of Directors‚ Mr.
Nir Alon.
			☐	☐	☐
	3B.	VOTE HERE if you have a Personal Interest (as defined in the proxy statement) in Proposal 3 TO APPROVE the terms of compensation of the Company’s chairman of the Board of Directors‚ Mr. Nir Alon.	☐	☐	☐
4A.	VOTE HERE if you do not have a Personal Interest
(as defined in the proxy statement) in Proposal 4
TO APPROVE the grant of a two-year warrant to Mr.
Nir Alon to purchase 588,235 ordinary shares of
the Company for an exercise price of $0.85 per
share.
			☐	☐	☐
4B.	VOTE HERE if you have a Personal Interest (as
defined in the proxy statement) in Proposal 4 TO
APPROVE the grant of a two-year warrant to Mr.
Nir Alon to purchase 588,235 ordinary shares of
the Company for an exercise price of $0.85 per
share.
			☐	☐	☐

 Name: ______________ number of shares: __________________

 Signature:___________________________ Date:_________
 NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

ELBIT VISION SYSTEMS LTD. For the Special General Meeting of Shareholders To Be Held On Tuesday March 16, 2004 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
 The undersigned shareholder of Elbit Vision Systems Ltd. (“E.V.S.” or the “Company”) hereby appoints each of Yaky Yanay, and Zami
 Aberman the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the
 Company which the undersigned is entitled in any capacity to vote at the Extraordinary Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on Tuesday March 16, 2004, at 11 a.m. (local time), and all adjournments and postponements thereof.
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	SEE REVERSE SIDE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: February 9, 2004